As filed with the Securities and Exchange Commission on August 27, 2014

REGISTRATION NO. 333-195705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7273	46-3337365
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard N. Baer

Liberty TripAdvisor Holdings, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112
(720) 875-5200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to: Renee L. Wilm Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2503

Approximate date of commencement of proposed sale to the public:  As soon as practicable after all conditions to the transaction registered hereby have been satisfied or waived, as applicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☒ Registration Number: 333-195705

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 amends the Registration Statement on Form S-1 of Liberty TripAdvisor Holdings, Inc. (the “Registrant”) (Registration No. 333-195705), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “Commission”) on August 12, 2014 (the “Effective Date”).

At 5:00 p.m. New York City time, today, Liberty Interactive Corporation (“Liberty”), the current parent company of the Registrant, will effect a dividend pursuant to which 100% of the shares of the Registrant will be distributed to holders of Liberty’s Liberty Ventures common stock (the “Dividend”).  Holders of Liberty’s Series A Liberty Ventures common stock will receive one share of the Registrant’s Series A common stock for each share of Series A Liberty Ventures common stock held by them as of 5:00 p.m., New York City time, on August 21, 2014 (the “record date”), and holders of Liberty’s Series B Liberty Ventures common stock will receive one share of the Registrant’s Series B common stock for each share of Series B Liberty Ventures common stock held by them on the record date.  Immediately following the Dividend, the Registrant will be separated from Liberty and become a separate publicly traded company.

This Post-Effective Amendment No. 1 is being filed for the sole purpose of replacing Exhibit 8.1: Form of opinion of Baker Botts L.L.P. regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1. The Registration Statement is hereby amended, as appropriate, to reflect the replacement of such exhibit.

Item 16.   Exhibits And Financial Statement Schedules.

(a) Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.*
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.*
4.1	Specimen Certificate for shares of Series A Common Stock, par value $.01 per share, of the Registrant.*
4.2	Specimen Certificate for shares of Series B Common Stock, par value $.01 per share, of the Registrant.*
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters.
10.1	Form of Liberty TripAdvisor Holdings, Inc. 2014 Omnibus Incentive Plan.*
10.2	Form of Liberty TripAdvisor Holdings, Inc. Transitional Stock Adjustment Plan.*
10.3	Form of Tax Sharing Agreement by and between the Registrant and Liberty Interactive Corporation.*
10.4	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.*
10.5	Form of Facilities Agreement by and among the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.*
10.6	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.7

Governance Agreement, dated as of December 20, 2011, by and between TripAdvisor, Inc. and Liberty Interactive Corporation (incorporated by reference to Exhibit 99.3 to Liberty Interactive Corporation’s Schedule 13D in respect of common stock of TripAdvisor, Inc., filed with the Securities and Exchange Commission on December 30, 2011).

10.8	Forms of Aircraft Time Sharing Agreements.*
10.9	Tax Sharing Agreement by and between TripAdvisor, Inc. and Expedia, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit No. 10.2 to TripAdvisor, Inc.’s

(“TripAdvisor”) Current Report on Form 8-K (File No. 001-35362), filed with the SEC on December 27, 2011 (the “TripAdvisor 8-K”)).
10.10

Sublease between Newton Technology Park LLC and TripAdvisor LLC, dated as of October 31, 2007 (incorporated by reference to Exhibit 10.12 to TripAdvisor’s Registration Statement on Form S-4/A (File No. 333-175828-01), filed with the SEC on October 24, 2011 (the “TripAdvisor S-4”)).

10.11	First Amendment to Sublease between Newton Technology Park LLC and TripAdvisor LLC, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.13 to the TripAdvisor S-4).
10.12

Credit Agreement, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, dated as of December 20, 2011 (incorporated by reference to Exhibit 4.2 to the TripAdvisor 8-K).

10.13

Waiver and Amendment Agreement, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, dated as of December 27, 2013 (incorporated by reference to Exhibit 10.8 to TripAdvisor’s Annual Report on Form 10-K (File No. 001-35362), filed with the SEC on February 11, 2014 (the “TripAdvisor 10-K”)).

10.14

Corporate Headquarters Lease with Normandy Gap-V Needham Building 3, LLC, as landlord, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.1 to TripAdvisor’s Quarterly Report on Form 10-Q (File No. 001-35362), filed with the SEC on July 24, 2013 (the “TripAdvisor 10-Q”)).

10.15	Guaranty dated June 20, 2013 by TripAdvisor, Inc. for the benefit of Normandy Gap-V Needham Building 3, LLC, as landlord (incorporated by reference to Exhibit 10.2 to the TripAdvisor 10-Q).
10.16	Form of TripAdvisor Media Group Master Advertising Insertion Order (incorporated by reference to Exhibit 10.21 to the TripAdvisor 10-K).
21.1	List of Subsidiaries.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*
24.1	Power of Attorney*
99.1	Executive and Director Compensation Information, extracted from the 2014 annual meeting proxy statements of Liberty Media Corporation and Liberty Interactive Corporation.*

* Previously filed.

(b) Financial Statement Schedules.

(b)(1)              Financial Statements

Previously included in pre-effective Amendment No. 4 to the Registration Statement:

Condensed Combined Balance Sheets (unaudited), March 31, 2014 and December 31, 2013	F-40
Condensed Combined Statements of Operations (unaudited), Three months ended March 31, 2014 and March 31, 2013	F-41
Condensed Combined Statements of Comprehensive Earnings (Loss) (unaudited), Three months ended March 31, 2014 and March 31, 2013	F-42
Condensed Combined Statements of Cash Flows (unaudited), Three months ended March 31, 2014 and March 31, 2013	F-43
Condensed Combined Statements of Equity (unaudited), Three months ended March 31, 2014	F-44
Notes to Condensed Combined Financial Statements (unaudited), March 31, 2014	F-45
TripAdvisor, Inc.:
Report of Independent Registered Public Accounting Firm	F-53
Consolidated and Combined Statements of Operations, Years ended December 31, 2013, 2012 and 2011	F-54
Consolidated and Combined Statements of Comprehensive Income, Years ended December 31, 2013, 2012 and 2011	F-55
Consolidated Balance Sheets, December 31, 2013 and 2012	F-56
Consolidated and Combined Statements of Changes in Stockholders’ Equity, Years ended December 31, 2013, 2012 and 2011	F-57
Consolidated and Combined Statements of Cash Flows, Years ended December 31, 2013, 2012 and 2011	F-58
Notes to Consolidated and Combined Financial Statements, December 31, 2013, 2012 and 2011	F-59

(b)(2)                  Financial Statement Schedules

All schedules have been omitted because they are not applicable, not material or the required information is set forth in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on August 27, 2014.

LIBERTY TRIPADVISOR HOLDINGS, INC.

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

*	Director, President and Chief Executive Officer	*
(Principal Executive Officer)
Gregory B. Maffei

*	Senior Vice President and Chief Financial Officer	*
(Principal Financial and Accounting Officer)
Christopher W. Shean

*	Director, Senior Vice President and General Counsel	*

Richard N. Baer

*By:	/s/ Richard N. Baer	August 27, 2014
Richard N. Baer
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1	Form of Reorganization Agreement by and between Liberty Interactive Corporation and the Registrant.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect at the time of the Spin-Off.*
3.2	Form of Bylaws of the Registrant to be in effect at the time of the Spin-Off.*
4.1	Specimen Certificate for shares of Series A Common Stock, par value $.01 per share, of the Registrant.*
4.2	Specimen Certificate for shares of Series B Common Stock, par value $.01 per share, of the Registrant.*
5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.*
8.1	Opinion of Baker Botts L.L.P. regarding certain tax matters.
10.1	Form of Liberty TripAdvisor Holdings, Inc. 2014 Omnibus Incentive Plan.*
10.2	Form of Liberty TripAdvisor Holdings, Inc. Transitional Stock Adjustment Plan.*
10.3	Form of Tax Sharing Agreement by and between the Registrant and Liberty Interactive Corporation.*
10.4	Form of Services Agreement by and between the Registrant and Liberty Media Corporation.*
10.5	Form of Facilities Agreement by and among the Registrant, Liberty Media Corporation and Liberty Property Holdings, Inc.*
10.6	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.7

Governance Agreement, dated as of December 20, 2011, by and between TripAdvisor, Inc. and Liberty Interactive Corporation (incorporated by reference to Exhibit 99.3 to Liberty Interactive Corporation’s Schedule 13D in respect of common stock of TripAdvisor, Inc., filed with the Securities and Exchange Commission on December 30, 2011).

10.8	Forms of Aircraft Time Sharing Agreements.*
10.9

Tax Sharing Agreement by and between TripAdvisor, Inc. and Expedia, Inc., dated as of December 20, 2011 (incorporated by reference to Exhibit No. 10.2 to TripAdvisor, Inc.’s (“TripAdvisor”) Current Report on Form 8-K (File No. 001-35362), filed with the SEC on December 27, 2011 (the “TripAdvisor 8-K”)).

10.10

Sublease between Newton Technology Park LLC and TripAdvisor LLC, dated as of October 31, 2007 (incorporated by reference to Exhibit 10.12 to TripAdvisor’s Registration Statement on Form S-4/A (File No. 333-175828-01), filed with the SEC on October 24, 2011 (the “TripAdvisor S-4”)).

10.11	First Amendment to Sublease between Newton Technology Park LLC and TripAdvisor LLC, dated as of June 15, 2009 (incorporated by reference to Exhibit 10.13 to the TripAdvisor S-4).
10.12

Credit Agreement, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, dated as of December 20, 2011 (incorporated by reference to Exhibit 4.2 to the TripAdvisor 8-K).

10.13

Waiver and Amendment Agreement, by and among TripAdvisor, TripAdvisor Holdings, LLC, and TripAdvisor LLC, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Europe Limited, as London agent, dated as of December 27, 2013 (incorporated by reference to Exhibit 10.8 to TripAdvisor’s Annual Report on Form 10-K (File No. 001-35362), filed with the SEC on February 11, 2014 (the “TripAdvisor 10-K”)).

10.14

Corporate Headquarters Lease with Normandy Gap-V Needham Building 3, LLC, as landlord, dated as of June 20, 2013 (incorporated by reference to Exhibit 10.1 to TripAdvisor’s Quarterly Report on Form 10-Q (File No. 001-35362), filed with the SEC on July 24, 2013 (the “TripAdvisor 10-Q”)).

10.15	Guaranty dated June 20, 2013 by TripAdvisor, Inc. for the benefit of Normandy Gap-V Needham Building 3, LLC, as landlord (incorporated by reference to Exhibit 10.2 to the TripAdvisor 10-Q).
10.16	Form of TripAdvisor Media Group Master Advertising Insertion Order (incorporated by reference to Exhibit 10.21 to the TripAdvisor 10-K).
21.1	List of Subsidiaries.*
23.1	Consent of KPMG LLP.*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of Baker Botts L.L.P. (included in Exhibit 5.1)*
24.1	Power of Attorney*
99.1	Executive and Director Compensation Information, extracted from the 2014 annual meeting proxy statements of Liberty Media Corporation and Liberty Interactive Corporation.*

* Previously filed.